Exhibit (e)(28)(a)

PeopleSoft Customer Assurance Program — Version 6

Section X. Customer Assurance Program.

X.1 PeopleSoft or the Acquiring Entity (defined below) agrees to pay to Licensee: (a) the Total Fees set forth in the table in this Schedule and paid to PeopleSoft, minus any fees included on the Schedule for installation or consulting, multiplied by: (b) [INSERT APPROVED MULTIPLIER HERE] (“Payment”) if:

(i)	on or before two (2) years from the Schedule Effective Date, PeopleSoft, Inc. is Acquired (hereinafter, the “Acquisition”); and

(ii)	on or before four (4) years from the Schedule Effective Date, the entity that results from an Acquisition (“Acquiring Entity”):

(a)	discontinues or materially reduces Support Services for the Supportable Module(s) before the end of the Applicable Support Term, or

(b)	declines to license to Licensee on a commercially reasonable basis PeopleSoft Software Modules, or

(c)	discontinues providing Updates for the Supportable Module(s); and

(iii)	Licensee requests the Payment in writing from PeopleSoft or the Acquiring Entity on or before the date that is fifty-one (51) months after the Schedule Effective Date, and

(iv)	Licensee is at the time the Payment is requested, and has been, a continuous, compliant subscriber to Support Services and no monies are owed under its agreements with PeopleSoft as of the date Payment is requested.

X.2 Notwithstanding the foregoing, either PeopleSoft or an Acquiring Entity may:

(i)	discontinue licensing one or more PeopleSoft Software Modules if such software module does not operate substantially as warranted, or if third party technology required for the operation or use of such software module is no longer commercially available, and

(ii)	discontinue providing Updates to Supportable Modules if:

a.	it may discontinue licensing the Supportable Module pursuant to Section X.2(i), or

b.	Updates for such Supportable Module are not being provided by PeopleSoft as of the date of the Acquisition.

In no event does this relieve PeopleSoft or an Acquiring Entity from providing Support Services for the Supportable Module(s) licensed on this Schedule for the duration of the Applicable Support Term.

X.3 The Payment described in this Section is Licensee’s sole and exclusive remedy for any liability of PeopleSoft or its affiliates or the Acquiring Entity arising out of or related to the events described in X.1 (i) and (ii) above and will be reduced by any other amounts or damages Licensee seeks or recovers from PeopleSoft or the Acquiring Entity in relation to this Schedule or the events described in X.1 (i) and (ii) above.

X.4 This Section will be effective only if this Schedule is executed by both parties on or before the earlier of the following dates: (i) the expiration date defined in this Schedule; (ii) the expiration or withdrawal of the Oracle tender offer, or (iii) December 31, 2004. If the Schedule is not executed by such date, the offer set forth in this term is rescinded, all terms are null and void, and neither party shall have any obligation in relation thereto.

X.5 For purposes of this Section only, the following terms are defined as set forth below.

(i)	“Acquired” means:

(a)	Oracle Corporation or any “affiliate” (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of Oracle Corporation (Oracle Corporation and such affiliates, collectively or individually, “Oracle”) becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of securities of PeopleSoft, Inc. representing fifty-one percent (51%) or more of the total voting power represented by PeopleSoft’s then outstanding voting securities, or

(b)	The consummation of a merger or consolidation of PeopleSoft, Inc. with Oracle, other than a merger or consolidation which would result in the voting securities of PeopleSoft, Inc. outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty-five percent (55%) of the total voting power represented by the voting securities of PeopleSoft, Inc. or such surviving entity outstanding immediately after such merger or consolidation, or

(c)	The consummation of the sale or disposition by PeopleSoft, Inc. of all or substantially all of PeopleSoft, Inc.’s assets to Oracle.

(ii)	“Applicable Support Term” means the period that PeopleSoft offers to provide Support Services (generally four (4) years) for the Supportable Modules.

(iii)	“PeopleSoft Software Modules” means all PeopleSoft software modules available for licensing as of the date of the Acquisition.

(iv)	“Supportable Module(s)” means the module(s) developed by PeopleSoft using its underlying application development platform PeopleTools, which is licensed on this Schedule for the database(s) indicated on the Schedule.

(v)	“Support Services” means the package of services offered by PeopleSoft and paid for by Licensee and which are designed to support the Supportable Modules, and the standard terms and conditions thereto, in effect as of the Schedule Effective Date.

(vi)	“Updates” means subsequent releases of the Software and Documentation which are a) generally made available as part of Support Services to licensees of the Supportable Modules running on the same database platform, operating system and hardware as Licensee for no additional license fee, and b) substantially similar in frequency and quality when compared overall to the frequency and quality of updates (i) that Acquiring Entity delivers to licensees of its products that are substantially similar in function and purpose to the Supportable Modules (“Acquiring Entity Modules”) or (ii) if there are no Acquiring Entity Modules, that PeopleSoft delivered for the Supportable Modules in the most recent major release cycle completed prior to the Acquisition.

X.6 For any term defined in this Section, such definition shall be the sole definition for purposes of interpreting this Section. In construing this Section only, if there is any conflict between the terms of this Section and any other term, the terms of this Section shall control.